Exhibit 99.1

HEXO Corp. Announces Acquisition by Tilray Brands

GATINEAU, Québec--(BUSINESS WIRE)--April 10, 2023--HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) announces that it has entered into a definitive arrangement agreement (the “Arrangement Agreement”) with Tilray Brands, Inc. (“Tilray”) for a transaction whereby Tilray will acquire all of the issued and outstanding common shares of the Company (the “HEXO Shares”), subject to approval by the holders of HEXO Shares (“HEXO Shareholders”) and the satisfaction or waiver of other closing conditions (the “Arrangement”). Under the terms of the Arrangement Agreement, HEXO Shareholders will receive 0.4352 of a share of Tilray common stock (“Tilray Shares”) in exchange for each HEXO Share held (the “Exchange Ratio”), which implies a purchase price of US$1.25 per HEXO Share based on the volume weighted average price of Tilray Shares on the Nasdaq Stock Market (“Nasdaq”) for the 60-day period ended on April 5, 2023. Warrants and other convertible securities of HEXO will be adjusted in accordance with their terms such that the holders thereof will be entitled to receive, upon exercise or vesting thereof, Tilray Shares, after adjustments to reflect the Arrangement and account for the Exchange Ratio.

Concurrently with their entry into of the Arrangement Agreement, the parties also entered into a letter agreement (the “Waiver and Amendment Agreement”), which, among other things, provides for a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due 2026 issued by the Company and held by Tilray (the “Amended Senior Secured Note”) to mitigate the risk of covenant breaches by HEXO until the consummation of the Arrangement and to allow HEXO to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business, in consideration for the payment of cash and non-cash consideration by HEXO to Tilray as described below.

Special Committee and Board Approval

As Tilray is both a “related party” and an “interested party” of the Company in accordance with Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), HEXO’s Board of Directors (the “Board”) formed a special committee comprised solely of independent directors (the “Special Committee”) for the purposes of, among other things, reviewing, evaluating and making recommendations to the Board with respect to the Arrangement and related matters. Following a comprehensive evaluation of the Arrangement and the Waiver and Amendment Agreement and extensive negotiations between the Special Committee and Tilray on price and other terms and conditions of the Arrangement and the Waiver and Amendment Agreement, the Special Committee unanimously recommended that the Board approve the Arrangement Agreement and the Waiver and Amendment Agreement.

After receiving the unanimous recommendation of the Special Committee, the Board, with certain conflicted directors, including the directors nominated by Tilray, having recused themselves and abstained from voting, unanimously determined that the Arrangement and the Waiver and Amendment Agreement are in the best interests of HEXO and that the Arrangement is fair to the HEXO Shareholders and it unanimously recommends that HEXO Shareholders vote in favour of the Arrangement at the special meeting of HEXO Shareholders to be convened and held at a future date to approve the Arrangement. The rationale and principal reasons for the recommendations of the Special Committee and the Board are set forth below.

Formal Valuation and Fairness Opinion

In connection with its review of the Arrangement, the Special Committee retained Haywood Securities Inc. (“Haywood”) to prepare and deliver a fairness opinion and a formal valuation in accordance with MI 61-101. On April 7 and 8, 2023, Haywood verbally delivered its formal valuation (the “Formal Valuation”) and fairness opinion (the “Fairness Opinion”) to the Special Committee and the Board, respectively, which report and opinion will subsequently be delivered in writing, to the effect that, subject to the analysis, assumptions, qualifications and limitations which will be set forth in the written Formal Valuation and Fairness Opinion, as at April 9, 2023, the consideration to be received by the HEXO Shareholders based on the Exchange Ratio is fair, from a financial point of view.

Arrangement Details

The Arrangement is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario). The consummation of the Arrangement is subject to a number of conditions customary for transactions of this nature, including, among others: (i) the approval of at least 66⅔% of votes cast by the HEXO Shareholders at a special meeting of HEXO Shareholders; (ii) the approval of a simple majority of the votes cast by HEXO Shareholders at such meeting, excluding certain related or interested parties, whose votes may not be included in determining minority approval of a business combination under MI 61-101; (iii) certain regulatory approvals; (iv) court approval; and (v) the satisfaction or waiver of other conditions precedent under the Arrangement Agreement. The Company expects to hold the special meeting of HEXO Shareholders (the “Meeting”) for them to consider and vote on the Arrangement before June 22, 2023. If approved at the Meeting, the Arrangement is expected to close shortly thereafter, subject to regulatory approvals, approval of the court and other customary closing conditions.

Waiver and Amendment Agreement

Pursuant to the Waiver and Amendment Agreement, Tilray has agreed, among other things, to waive the requirement under the Amended Senior Secured Note that HEXO achieve a positive Adjusted EBITDA (as defined therein) for the quarter ending April 30, 2023 and for subsequent quarters, and to amend the covenant set out under the Amended Senior Secured Note to reduce the minimum unrestricted cash balance required to be maintained by HEXO from US$20 million to US$4 million.

In consideration for the waivers and amendments provided under the Waiver and Amendment Agreement, HEXO has agreed to pay, and in certain cases accelerate the payment of, various amounts owing to Tilray under the existing Services Agreement between HEXO and a subsidiary of Tilray, the Amended Senior Secured Note and other commercial agreements between the parties and to pay various waiver, amendment and termination fees, which payments in the aggregate total approximately US$18.5 million (the “Aggregate Payment”), with an initial payment of approximately US$9.2 million made concurrently with entry into the Arrangement Agreement, a second payment of US$1 million in cash or by way of transfer of real property, to be made no later than May 1, 2023 and a final payment of approximately US$2.2 million to be made on the business day preceding the closing date of the Arrangement. Of the Aggregate Payment, US$6.0 million is being paid today through the transfer to Tilray of HEXO’s real estate properties located in Fort Collins, Colorado, and US$1 million will be paid either in cash, if HEXO successfully completes a sale of its Brantford, Ontario property to a third party under an ongoing sales process, or failing that, by way of transfer of this property to Tilray not later than May 1, 2023. The Waiver and Amendment Agreement also provides for the possibility of an additional cash payment of up to US$10 million by HEXO to Tilray in consideration for the termination of the Services Agreement between the parties, but this additional payment would only be payable in the event HEXO generates a sufficient amount of unrestricted cash from any asset sales or financing of HEXO permitted by Tilray after the signature of the Waiver and Amendment and prior to closing, and subject to the satisfaction of certain other conditions described in the Waiver and Amendment Agreement.

The various payments and transactions to be made and implemented pursuant to the Waiver and Amendment Agreement, both considered independently as well as together as a whole, constitute a “related party transaction” under MI 61-101 separate and apart from the Arrangement, which, absent any available exemption, would require a formal valuation and minority approval under MI 61-101. The Special Committee unanimously recommended, and the un-conflicted members of the Board unanimously determined, that HEXO may rely on the “financial hardship” exemption from the formal valuation and minority approval requirements set out in Section 5.5 (g) and Section 5.7(e) of MI 61-101 with respect to such transactions, given that HEXO is in serious financial difficulty, the transactions contemplated under the Waiver and Amendment Agreement are designed to improve the financial position of HEXO, and the exemption provided for in Section 5.5(f) of MI 61-101 is not available, as the transactions contemplated under the Waiver and Amendment Agreement are not subject to court approval under bankruptcy or insolvency law. In addition, HEXO has one or more independent directors who have determined that the terms and conditions of the Waiver and Amendment Agreement are reasonable for the Company in the circumstances and are in its best interests. The Company did not file a material change report related to the Waiver and Amendment Agreement more than 21 days before the expected closing of the transactions and payments contemplated therein as required by MI 61‐101 as the signature of the Waiver and Amendment Agreement could only be signed concurrently with the signature of the Arrangement Agreement, and furthermore the Company requires the immediate benefit of the waivers and amendments provided therein.

The Arrangement Agreement and the Waiver and Amendment Agreement will be publicly filed by the Company under its SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov and additional information regarding the terms and conditions of such agreements, the background of the Arrangement and the independent valuation and fairness opinion will be provided in the information circular for the Meeting, which will also be filed at www.sedar.com and www.sec.gov.

Voting and Support Agreements

Each of the Company’s independent directors, senior officers and other senior employees have entered into voting and support agreements to vote their HEXO Shares in favour of the Arrangement, subject to certain customary exceptions.

Reasons for Special Committee Recommendation

In recommending the Arrangement, the Special Committee considered and evaluated a number of factors, including:

  The fact that there is currently substantial doubt as to the ability of HEXO to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern, and the high likelihood and imminence of potential breaches of the minimum liquidity and Adjusted EBITDA covenants by HEXO in the near term absent agreeing to the Arrangement and the Waiver and Amendment Agreement on the terms acceptable to Tilray.
  As HEXO had reported in its Q2 2023 management’s discussion and analysis, it had a significant working capital deficiency and reduced cash and cash equivalents and, despite its best efforts, the Company was unable to secure any form of public or private equity or debt financing to alleviate its near-term liquidity issues. HEXO had further reported in its Q2 2023 filings that it had commenced discussions with Tilray regarding potential amendments to and/or covenant relief under the Amended Senior Secured Note and cautioned that there could be no assurance that HEXO would be able obtain favourable waivers and/or covenant relief from Tilray under the Amended Senior Secured Note or that its cost savings initiatives would yield sufficient liquidity to meet the minimum liquidity covenant or generate positive Adjusted EBITDA to meet its covenant requirements and execute on its business plan. The Special Committee determined that Tilray would simply not provide the waivers and amendments sought by HEXO, otherwise than on the terms of the Arrangement Agreement and the Waiver and Amendment Agreement.
  The extensive contractual prohibitions, restrictions, covenants and other terms of the Amended Senior Secured Note, various constraints on HEXO’s ability to access the public capital markets, HEXO’s level of existing secured indebtedness under the Amended Senior Secured Note, HEXO’s currently available cash resources and financial condition, HEXO’s future monthly payment obligations to Tilray under various agreements, the Amended Senior Secured Note and other contractual commitments, among other factors, make it extremely challenging and unlikely for HEXO to be able to secure additional funding from debt or equity markets in an amount sufficient to finance its business and operations in order to meet its obligations and avoid defaulting in the near term under the Amended Senior Secured Note, unless it were to have agreed to the Arrangement and the Waiver and Amendment Agreement on terms acceptable to Tilray.
  The assessment that there is no viable strategic, corporate or financing alternative available to the Company, other than a transaction with Tilray, concluded on terms acceptable to Tilray, that would deliver some acceptable and fair value for HEXO Shareholders while preserving HEXO as a continuing business for the benefit of all stakeholders. The verbal Formal Valuation reflected Haywood’s determination that, as at the date thereof, subject to the assumptions, limitations and qualifications to be contained in the written Formal Valuation, the consideration to be received by HEXO Shareholders based on the Exchange Ratio under the Arrangement is fair, from a financial point of view.
  As a result of the Arrangement becoming effective, HEXO Shareholders would hold Tilray Shares and would participate in any future increase in value of Tilray Shares. The Arrangement would accordingly provide HEXO Shareholders with exposure to Tilray’s diversified portfolio of operating assets with its operations in research, cultivation, and distribution across Canada, the United States and internationally. HEXO Shareholders would thereby continue to participate in the value realized with the development and operation of HEXO’s assets and business within Tilray. In addition, the market capitalization and the average trading volume of Tilray’s shares significantly exceeds the market capitalization and the average trading volume of HEXO Shares. If the Arrangement is successful, HEXO Shareholders will hold Tilray Shares which, given the greater number of shares and the diversified resource portfolio of the combined entity, should provide HEXO Shareholders with greater liquidity and long-term prospects of potential accretion in their investment.
  Tilray is a leading cannabis and consumer packaged goods company with a strong production platform supporting numerous high profile brands, including comprehensive cannabis offerings, hemp-based foods, and alcoholic beverages. Tilray’s management team has extensive experience and a strong track record in consumer-packaged goods and cannabis. If the Company becomes a wholly-owned subsidiary of Tilray and/or the two entities are otherwise combined, the resulting organization is expected to result in increased economies of scale to better compete in an increasingly competitive cannabis production industry. The resulting organization should have an enhanced capital markets and financial profile.
  The Exchange Ratio implies a purchase price of US$1.25 per HEXO Share based on the volume weighted average trading price of the Tilray shares on the NASDAQ for the 60 day period prior to April 5, 2023. In general, the Tilray Shares issuable to holders of HEXO Shares pursuant to the Arrangement will be immediately freely tradable in both Canada and the United States.
  In connection with the Arrangement, all the incentive and convertible securities of the Company (collectively, the “Company Convertible Securities”) outstanding immediately prior to the effective date of the Arrangement will be either preserved and adjusted such that the holders thereof will be entitled to receive, upon exercise or vesting thereof, Tilray Shares after adjustments to reflect the Arrangement and account for the Exchange Ratio, or will be cashed out, in the case of DSUs and RSUs. No holder of Company Convertible Securities will experience a cancellation of their entitlements for no consideration under the terms of the Arrangement.
  The Arrangement Agreement provides that, notwithstanding the non-solicitation covenants contained therein, if the Board receives an unsolicited acquisition proposal that did not result from a breach of the Company’s non-solicitation covenants and that the Board determines in good faith after consultation with its advisors that such acquisition proposal is or could reasonably be expected to lead to a superior proposal, HEXO may enter into discussions or negotiations or otherwise assist the person making such acquisition proposal, provided the requirements of the Arrangement Agreement are met. However, because of the covenants, restrictions, and other terms and provisions of the Amended Senior Secured Note, and for the reasons mentioned above, the Special Committee has concluded that (i) it is unlikely that any third party would be interested in acquiring all of the HEXO Shares for as long as the Amended Senior Secured Note remains outstanding, (ii) there is no viable alternative for HEXO to the Arrangement upon the terms of the Arrangement Agreement, and (iii) the Arrangement represents the best alternative for, and likely the only option available to, HEXO and HEXO Shareholders for the foreseeable future, and a superior proposal to the Arrangement upon the terms of the Arrangement Agreement, while permitted under the Arrangement Agreement, is unlikely to emerge.
  HEXO Shareholders will have an opportunity to vote on the Arrangement, which is subject to the majority of the minority approval requirement under MI 61-101.
  The Arrangement is subject to a determination of the court that the Arrangement is fair and reasonable, both procedurally and substantively, to holders of securities of the Company.

Upon completion of the Arrangement, existing Tilray and HEXO Shareholders are expected to respectively own approximately 97.0% and 3.0% of Tilray on a pro forma basis.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facility in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ:HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement, and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from management’s expectations and plans as set forth in such Forward-Looking Statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and regulatory approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Arrangement; (e) risks related to the diversion of management’s attention from the Company’s ongoing business operations; and (f) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Arrangement.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

Contacts

For media or investor inquiries:
Hayley Suchanek, Kaiser & Partners
hayley.suchanek@kaiserpartners.com